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SEC FILE NUMBER
70044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 180 Degree Capital BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 N Willow Street, Suite 4B
(No. and Street)

Montclair	NJ	07042
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bigelow, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 180 Degree Capital BD, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALICIA M. GIFT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 5/10/2022

Alicia M. Gift

Notary Public

Signature:

Title:
General Securities Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
180 Degree Capital BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 180 Degree Capital BD, LLC as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 180 Degree Capital BD, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 180 Degree Capital BD, LLC's management. Our responsibility is to express an opinion on 180 Degree Capital BD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 180 Degree Capital BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of 180 Degree Capital BD, LLC's financial statements. The supplemental information is the responsibility of 180 Degree Capital BD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as 180 Degree Capital BD, LLC’s auditor since 2018.
New York, New York
February 24, 2022

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	173,168
Prepaid expenses		1,101
TOTAL ASSETS	$	174,269
LIABILITIES AND MEMBER'S EQUITY		
Intercompany payable	$	73,044
Accounts payable and accrued expenses		22,000
Total liabilities	$	95,044
Member's equity		79,225
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	174,269

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2021

Expenses		
Professional fees	$	58,000
Occupancy and equipment		4,260
Regulatory and exchange fees		3,234
Technology, data, and communication costs		1,788
Bank charges		582
Office expense		240
Total expenses		68,104
Net loss	$	(68,104)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

Balance - January 1, 2021	$	47,329
Member contributions		100,000
Net loss		(68,104)
Balance - December 31, 2021	$	79,225

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(68,104)
Adjustments to reconcile net loss to cash used:		
Decrease in intercompany payable		(34,643)
Net cash used in operating activities		(102,747)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		100,000
Net cash provided by financing activities		100,000
NET DECREASE IN CASH		(2,747)
CASH		
Cash - January 1, 2021		175,915
Cash - December 31, 2021	$	173,168

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

180 Degree Capital BD, LLC (the "Company") is a broker-dealer registered on June 5, 2018 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed as a Limited Liability Corporation under the laws of Delaware on October 3, 2017. The Company's primary business activities include raising capital for investment funds and private placement of securities. The sole managing member of the Company is 180 Degree Capital Corp. (the "Parent").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenues from private placement of securities: Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Revenue from raising capital for investments funds: The Company recognizes revenues for capital advisory fees when (1) the commitment of capital is secured (primary capital raising transactions) or the sale or transfer of the capital interest occurs (secondary market transactions) and (2) the fees are earned from the client in accordance with terms of the engagement letter. Upfront fees and certain retainer fees are deferred until the commitment is secured or the sale or transfer of the capital interest occurs, as the fees are considered constrained (subject to significant reversal) prior to such time.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit.

NOTE 3. INCOME TAXES

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any taxes due.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company files income tax returns in the U.S. federal, state, and local jurisdictions.

NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 62/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2021, the Company had net capital of $78,124 which was $71,788 in excess of the required minimum net capital of $6,336. The ratio of aggregate indebtedness to net capital was 1.22 to 1.

The Company does not handle customers' cash or securities. The Company relies on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 5. RELATED-PARTY TRANSACTIONS

In April 2018 the Parent and the Company entered into a service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $6,288 in administrative expenses under the agreement during the year ended December 31, 2021.

In addition, the Parent has paid vendors of the Company during the year for which it invoices the Company for reimbursement. These reimbursement requests totaled $36,000 for consulting, $22,000 for auditing and $3,234 for regulatory fees. The Company has an intercompany payable of $73,044 at December 31, 2021.

NOTE 6. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date these financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 7. CORONAVIRUS (COVID-19) PANDEMIC

In March 2020, the World Health Organization declared COVID-19 (a novel coronavirus) to be a pandemic. The situation is dynamic. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The global economy, the economies of certain nations and individual issuers have been and may continue to be adversely affected by COVID-19, particularly in light of the interconnectivity between economies and financial markets, all of which may negatively impact the Company's performance. In addition, COVID-19 and governmental responses to COVID-19 may negatively impact the capabilities of the Company's service providers and disrupt the Company's operations.

Beginning in the first quarter of 2021, there has been a trend in many parts of the world of increasing availability and administration of vaccines against COVID-19, as well as an easing of restrictions on social, business, travel and government activities and functions. On the other hand, infection rates and regulations continue to fluctuate in various regions and there are ongoing global impacts resulting from the pandemic, including challenges and increases in costs for logistics and supply chains, such as increased port congestion, intermittent supplier delays and a shortfall of microchip supply. Management of the Company will continue to monitor the impact of COVID-19 on its business.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL:		
Member's equity	$	79,225
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables		1,101
Net capital before haircuts on securities positions		78,124
Less: Haircuts and exempted securities		0
NET CAPITAL	$	78,124
AGGREGATE INDEBTEDNESS	$	95,044
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	6,336
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
Net capital requirement (greater of computed minimum net capital or minimum dollar requirement)		
MINIMUM NET CAPITAL REQUIRED	$	6,336
EXCESS NET CAPITAL	$	71,788
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		121.66%

There were no material differences between the preceeding computations included in the most recent unaudited Part IIA of Form x-17a-5 as of December 31, 2021 filed on January 24, 2021

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 78,124
Increases:		
Decrease in non allowable assets	0	
Increase in income	0	
Decrease in expenses	0	0
Decreases:		
Increase in expenses	0	
Decrease in income	0	0
NET CAPITAL per audit		$ 78,124

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2021

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
180 Degree Capital BD, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which 180 Degree Capital BD, LLC stated that 180 Degree Capital BD, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and 180 Degree Capital BD, LLC relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because 180 Degree Capital BD, LLC limits its business activities exclusively to: private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only, and 180 Degree Capital BD, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

180 Degree Capital BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 180 Degree Capital BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon 180 Degree Capital BD, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
February 24, 2022

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
180 DEGREE CAPITAL CORP.)
DECEMBER 31, 2021

180 Degree Capital BD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

180 Degree Capital BD, LLC

I, Robert Bigelow, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: General Securities Principal

Date: 2/24/2022